EXHIBIT 1A - 8

SOCIAL VENTURE CONNEXION

PLATFORM SERVICES AGREEMENT

INTRODUCTION

This Platform Services Agreement (“Agreement”) confirms that the undersigned impact issuer (hereinafter called either the “Applicant,” “you” or “your”) shall engage Social Venture ConneXion, LLC, a Delaware limited liability company (d/b/a/ SVX.US) (hereinafter called either “Platform Operator,” “we,” or “our”) to perform the services requested by Bequia Securities, LLC (“Bequia”), as described on Schedule A hereto. Applicant and Platform Operator together shall be referred to as the “Parties.”

PLATFORM OPERATOR

Platform Operator operates an online platform on behalf of U.S. broker dealers for the purpose of assisting with the technological operations of a broker dealer sponsored funding for issuers. You have made arrangements with Bequia, a U.S. broker dealer registered with the SEC and FINRA, to represent your Regulation A+ offering (“Offering”), and to utilize the services of Platform Operator for such Offering.

The following set forth the terms and conditions under which Platform Operator will provide its services on behalf of the Applicant’s Offering.

SCOPE OF ENGAGEMENT

Platform Operator agrees to use its commercially reasonable efforts to provide the technological services for the provision and operation of the online platform on behalf of Bequia (hereafter referred to as the “SVX.US Online Platform”), pursuant to the terms set out in this Agreement, and for the duration that will coincide with Applicant’s use of services provided by Bequia.

In consideration of the Platform Operator services provided, the Applicant agrees with the following:

1.	The Applicant will comply with all SVX.US requirements applicable to issuers granted access to the SVX.US Online Platform, including SVX.US rules, regulations, policies, rulings, and procedural requirements and any additions or amendments which may be made from time to time (collectively, the “SVX.US Requirements”). Without limiting the foregoing, the Applicant will comply with all SVX.US Requirements concerning information posted by issuers on the SVX.US Online Platform. The Applicant will be notified if there are any material changes made to SVX.US Requirements, but failure of Platform Operator or Bequia to provide such notification does not limit your obligations under this Agreement. The Applicant acknowledges that it is responsible for reviewing the most current version of the SVX.US Requirements on the SVX.US website. The Applicant’s continued use of the SVX.US Online Platform will be deemed its conclusive acceptance of the SVX.US Requirements.

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2.	Without limiting the generality of Paragraph 1 hereof, the Applicant shall:

a.	Upload all notices, reports, or other written correspondence sent by the Applicant generally to its holders of securities issued in connection with an offering on the SVX.US Online Platform;

b.	Ensure all information the Applicant posts on the SVX.US Online Platform:

i.	Complies with all applicable securities laws and rules;

ii.	Does not contain promotional statements, material that cannot be reasonably supported, misrepresentations or untrue statements;

iii.	Is presented in a fair and balanced manner; and

iv.	Is not misleading.

c.	Notify Platform Operator within a reasonable time if the Applicant changes the provisions attaching to any debt or equity securities which were issued in connection with an offering on the SVX.US Online Platform;

d.	Furnish to SVX.US, at any time upon demand, such information or documentation concerning the Applicant as Platform Operator may reasonably require or request;

e.	Abide by all applicable securities laws, regulations, and policies;

f.	In connection with any offerings on the SVX.US Online Platform, file with the SEC (and any other applicable Regulators) all documents required to be filed under all applicable securities laws, regulations and policies; and

g.	Pay all applicable fees to the SEC (and any other applicable Regulators) in connection with any offerings on the SVX.US Online Platform.

3.	The Applicant acknowledges that it is the responsibility of the Applicant to comply with all applicable securities laws in relation to it issuing securities to investors, including those pertaining to the drafting/delivery/filing of offering memoranda with appropriate disclosures, the filing of reports of exempt offerings and the payment of any required third party fees. The Applicant will take reasonable steps to ensure that at the time any securities are issued in connection with an offering on the SVX.US Online Platform that such securities are being issued only to investors associated with the exemption that they are using for an offering.

CLOSING CONDITIONS

4.	Applicant represents that, in agreement with Bequia, it will:

a.	Ensure the accuracy of the representations and warranties set forth in the subscription agreement for the offering on closing;

b.	Agree to allot a sufficient number of securities to satisfy the offering;

c.	Agree to make all applicable securities filings required in connection with the offering on a timely basis;

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d.	Agree to operate the business in the ordinary and usual course during the period between the signing of this Agreement and closing;

e.	Provide the principal closing items and deliverables;

f.	Disclose any pending or threatened litigation claims;

g.	Confirm the accuracy of financial statements;

h.	Confirm the Applicant is validly incorporated and organized and that the minute books are up-to-date;

i.	Confirm that the transaction documents, such as any subscription agreement, purchase agreement, etc., have been validly authorized by the corporation; and

j.	Confirm that the securities issued in connection with the financing transaction will be validly issued upon receipt of payment for such securities.

CONFIDENTIALITY

5.	Platform Operator collects information (which may include personal, confidential, non-public, criminal or other information) in forms that are submitted by the Applicant and/or by officers, directors, employees and/or members of the Applicant. Platform Operator will at all times preserve the confidentiality of information you disclose to us, subject only to applicable law and our professional and ethical obligations. Platform Operator will comply with all applicable data privacy laws relating to the information provided. The Applicant acknowledges the information collected is for, but not limited to, the following purposes:

a.	Verifying the information that has been provided about the Applicant;

b.	Considering the eligibility of the Applicant to be granted access to the SVX.US Online Platform; and

c.	Ensuring compliance with the SVX.US Requirements and any required documentation, securities legislation and other legal and regulatory requirements governing the conduct and protection of the securities markets in the United States or Canada.

6.	The Applicant consents to the disclosure of the information Platform Operator collects to securities regulatory authorities in the United States and Canada, as may be requested by such securities regulatory authorities from time to time.

7.	Platform Operator grants to Applicant a non-exclusive, non-transferable license to use the SVX.US Online Platform. The Applicant acknowledges that the SVX.US Online Platform, and all the information contained therein (other than information supplied by Applicant or investors of the Applicant), is the property of Platform Operator. The publication, distribution, display and retransmission of any portion of the SVX.US’s Online Platform is expressly prohibited unless you first obtain written permission from Platform Operator.

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TERM AND TERMINATION

8.	The term of the engagement hereunder shall be coterminous with the Applicant’s agreement with Bequia.

a.	Notwithstanding the foregoing, Platform Operator shall have the right, at any time, to halt, or suspend access to the SVX.US Online Platform or to remove the Applicant, temporarily or permanently, from the SVX.US Online Platform, with or without notice in the event that the Applicant is in violation of applicable securities legislation or is in breach of this Agreement.

b.	The Applicant may terminate their account with the SVX.US Online Platform with 30 days’ written notice.

c.	On termination in (a) or (b) above, all unpaid fees and expenses become due and payable. If the Agreement is terminated in the middle of a month, the Applicant would pay only a prorated portion of the $500 monthly fee based on the fraction of the month that Platform Operator provided services. If Applicant terminates this Agreement because fee increases made by Platform Operator are not acceptable to Applicant, the increased portion of those fees would not become due or payable. This Agreement survives any halt or suspension of the Applicant’s access or removal of the Applicant or a termination by the Applicant of its access.

d.	If Platform Operator or an affiliate is no longer operating the SVX.US Online Platform during the term of the engagement, the Applicant may terminate this Agreement immediately. Platform Operator will use reasonable best efforts to assist in the transfer of all data required by the Applicant to continue the offering to the replacement platform operator identified by Applicant. Only unpaid fees and expenses earned prior to the cessation of operation of the SVX.US Online Platform will become due and payable.

INDEMNIFICATION

9.	The Applicant agrees to indemnify Platform Operator and its affiliates from any third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys’ fees, costs and expenses), which Platform Operator may suffer as a result of: (a) any breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Applicant contained in this Agreement or in any certificate or document delivered by Applicant or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Applicant under this Agreement, or (c) any breach, action or regulatory investigation arising from Applicant’s failure to comply with any securities laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the issuers’ offering memoranda, general solicitation, advertisements and/or other offering documents; in each case other than in respect of claims arising out of the willful misconduct or gross negligence of Platform Operator, or Platform Operator’s failure to carry out its responsibilities to investors under applicable securities laws.

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10.	The Parties acknowledge that a breach or threatened breach of this Agreement of the Confidentiality provisions contained herein may result in either party suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the Parties agrees that either party shall be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which that party may become entitled.

FEES

11.	As set forth on Schedule A. Any applicable fees or charges established by Platform Operator shall apply for one (1) year following the execution of this Agreement, and are subject to adjustment thereafter in Platform Operator’s sole discretion upon 30 days prior written notice, provided that the Applicant shall have the right to terminate this Agreement upon expiration of the 30-day notice period if any such adjustment is not acceptable to the Applicant.

12.	This Agreement will be governed by the laws of the state of Delaware. Any claim or dispute arising out of this Agreement or the alleged breach thereof shall be submitted by the Parties to binding and non-appealable arbitration to be administered by JAMS, to be held in Boston, Massachusetts or such other location agreed to between the Parties. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The Parties shall attempt to resolve any dispute by good faith negotiation or mediation before submitting to arbitration.

CONFIRMATION OF TERMS OF ENGAGEMENT

13.	Having read this Agreement, Applicant agrees to engage Platform Operator upon the terms set out therein, dated October 9, 2018.

TECHSOUP GLOBAL		SOCIAL VENTURE CONNEXION, LLC d/b/a SVX.US

By:	/s/ Kenneth P. Tsunoda	By:	/s/ John Katovich
Name:	Kenneth P. Tsunoda	Name:	John Katovich
Title:	VP of Development	Title:	Managing Director

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Schedule A

Services to be provided by Platform Operator:

●	provide technological consultation and assistance with prospective users of the SVX.US Online Platform,

●	provide technological assistance for the purpose of facilitating the development of productive, long-term relationships between Applicant and prospective investors,

●	provide platform services for Anti-Money Laundering (“AML”) monitoring services,

●	provide platform services to assist with OFAC checks on prospective investors,

●	provide platform services to assist with FinCEN checks on prospective investors,

●	provide platform services to assist with escrow services through third party,

●	provide platform services to assist with payment processing where available.

Compensation:

a) Platform Fees

●	Set-Up Fee: $35,000

●	Monthly Maintenance: $500 monthly maintenance fee for the first 12-months of this engagement.

b) Payment Date. Subject to the limitations set forth in this Agreement, compensation due to Platform Operator along with a detailed accounting signed off on by Applicant or its authorized representative shall be as follows:

●	Set-Up Fee - an initial payment of $20,000 shall be payable within fifteen (15) days after execution of this Agreement; the balance of $15,000 shall be payable upon SEC qualification of Applicant’s offering;

●	Monthly Maintenance Fee – payable on the 1st day of each month that the SVX.US Online Platform is live;

c) Expenses. Applicant and Platform Operator will each bear its own expenses. Platform Operator will be entitled to reimbursement from Applicant for direct expenses incurred by Platform Operator at the direction and by agreement in writing of Applicant, it being understood that Platform Operator shall not be obligated to incur any direct expenses unless it shall have received such direction. Such expenses will be paid to Platform Operator by Applicant, as appropriate, promptly on receipt of a written expense reimbursement request.

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